# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lipella Pharmaceuticals Inc., CIK 0001347242
CUSIP: 53630L209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania (PA), 15208
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001753926-23-000113
Filed by CIK 0001959358

## Reporting persons
- Leaf Huang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 69,443; shared voting power 0; sole dispositive power 69,443; shared dispositive power 0; aggregate amount beneficially owned 69,443 (2.7% of the class)
  Comment: This constitutes an exit filing for the reporting person. Such percentage is based on 2,548,811 shares of the issuer's common stock, par value $0.0001 per share, outstanding as of March 31, 2025, as verified with the issuer.

## Item 1. Issuer
Name of issuer: Lipella Pharmaceuticals Inc.
Address of issuer's principal executive offices: 7800 Susquehanna Street, Suite 505, Pittsburgh, PA 15208

## Item 2. Person Filing
Name of person filing: Leaf Huang
Address of principal business office or, if none, residence: 4201 Branchwood Dr., Durham, NC 27705
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 3 to Statement on Schedule 13G ("Amendment No. 3") amends and supplements the Statement on Schedule 13G filed by the reporting person with the U.S. Securities and Exchange Commission (the "SEC") on February 9, 2023 (the "Schedule 13G"), as amended and supplemented by Amendment No. 1 to the Schedule 13G, filed by the reporting person with the SEC on January 25, 2024 ("Amendment No. 1"), and Amendment No. 2 to the Schedule 13G, filed by the reporting person with the SEC on November 14, 2024 ("Amendment No. 2" and, together with Amendment No. 1, the "Amendments").

The purpose of this Amendment No. 3 is to update the reporting person's beneficial ownership information on the cover page and in Item 4 of the Schedule 13G and the Amendments, including to indicate that the reporting person has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock of the issuer and to amend Item 5 of the Schedule 13G and the Amendments accordingly. This Amendment No. 3 constitutes an exit filing for the reporting person.
Percent of class: 2.7%
Sole power to vote or to direct the vote: 69,443
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 69,443
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Leaf Huang: /s/ Leaf Huang, Leaf Huang (05/01/2025)